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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                               July 29, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Short Term Income Fund (File Nos. 333-114423; 811-21558) Pioneer Series Trust X (File Nos. 333-89354; 811-21108)
     Registration Statements on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 13 to the Registration Statement on Form N-1A for Pioneer Short Term Income Fund and Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A for Pioneer Series Trust X (the "Registrant") relating to Pioneer Multi-Asset Ultrashort Income Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. GENERAL COMMENT

1. COMMENT:   The Staff asked that the Registrants provide a letter to the
              Commission that includes certain "Tandy" acknowledgments with the Registrants' response to the Staff's comments.

   RESPONSE:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II. PIONEER SHORT TERM INCOME FUND

A. FEES AND EXPENSES OF THE FUND

1. COMMENT:   The Staff requested that the Registrant clarify that the
              restatement of the management fee and 12b-1 fees in the fee table reflect purely contractual changes and not changes resulting from economies of scale by revising footnote 1 to state "restated to reflect current CONTRACTUAL fees."

   RESPONSE:  The Registrant has revised the disclosure to address the Staff's comment.

B. PRINCIPAL INVESTMENT STRATEGIES

1. COMMENT:   The Staff requested that the Registrant add disclosure to clarify the extent to which the Fund may invest in debt securities of issuers across all industries and market sectors and to reflect any focus on a particular group of industries or type of issuer.

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   RESPONSE:  The Registrant has added disclosure to address the Staff's comment.

2. COMMENT:   The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to
              Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies.

   RESPONSE:  The Registrant confirms that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies

3. COMMENT:   The Staff noted that the Registrant currently states that "the
              Fund may invest up to 10% of its net assets in below investment grade debt securities (known as 'junk bonds'). The Fund may invest in securities that are in default, subordinated debt securities and event-linked bonds." The Staff suggested that, if accurate, the Registrant clarify that subordinated debt securities and event-linked bonds are not necessarily counted towards the 10% limit on below investment grade debt securities by moving the second sentence noted above so that it precedes the first sentence.

   RESPONSE:  The Registrant has revised the disclosure to address the Staff's comment.

C. PURCHASE AND SALE OF FUND SHARES

1. COMMENT:   The Staff noted that the Registrant states that a shareholder may purchase, exchange or sell shares by contacting the Fund's transfer agent at a post office box address. The Staff requested that the Registrant add disclosure in the Statutory Prospectus to highlight the potential delay in the processing of purchase, exchange and redemption orders that are mailed to a post office address.

   RESPONSE:  The Registrant has added disclosure to address the Staff's comment.

D. MANAGEMENT AGREEMENT

1. COMMENT:   The Staff requested that the Registrant confirm that it will file an updated form of management agreement as an exhibit to the Registration Statement after the management agreement is considered by the Fund's Board of Trustees in connection with the agreement's annual renewal.

   RESPONSE:  The Registrant confirms that it will file an updated form of management agreement as an exhibit to the Registration Statement after the management agreement is considered by the Fund's Board of Trustees in connection with the agreement's annual renewal.

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III. PIONEER MULTI-ASSET ULTRASHORT INCOME FUND

A. PRINCIPAL INVESTMENT STRATEGIES

1. COMMENT:   The Staff requested that the Registrant add disclosure to clarify the extent to which the Fund may invest in debt securities of issuers across all industries and market sectors and to reflect any focus on a particular group of industries or type of issuer.

   RESPONSE:  The Registrant has added disclosure to address the Staff's comment.

2. The Staff noted that the Registrant states that:

       The Fund also considers as floating rate instruments, and the Fund may invest without limit in, adjustable rate securities, fixed rate securities with durations of less than or equal to one year, funds that invest primarily in floating rate instruments, and fixed rate securities with respect to which the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments. The Fund considers these investments as economic equivalents of floating rate instruments. The Fund also may invest in other derivative instruments that are related to floating rate instruments or have economic characteristics similar to floating rate instruments for purposes of satisfying the 80% requirement.

a. COMMENT:   `The Staff requested that the Registrant confirm that it means
              "duration" and not "maturity" with respect to the statement that the Fund considers "fixed rate securities with durations of less than or equal to one year" as floating rate instruments.

   RESPONSE:  The Registrant confirms that it means "duration" and not
              "maturity" with respect to the statement that the Fund considers "fixed rate securities with durations of less than or equal to one year" as floating rate instruments.

b. COMMENT:   With respect to the statement that the Fund considers "funds that invest primarily in floating rate instruments" as floating rate instruments, the Staff requested that the Registrant confirm that, to the extent such investments represent 0.01% or more of the Fund's expenses, the expenses will be presented as acquired fund fees and expenses under a separate line item in the Fund's fee table.

   RESPONSE:  The Registrant confirms that, to the extent that investments in funds that invest primarily in floating rate instruments represent 0.01% or more of the Fund's expenses, the expenses will be presented as acquired fund fees and expenses under a separate line item in the Fund's fee table.

c. COMMENT:   The Staff noted that the disclosure contemplates a heightened use of derivatives by the Fund, and requested that the Registrant confirm in its response to the Staff's comments that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from Barry D. Miller, Associate Director, Division of Investment
              Management, SEC to Karrie McMillan, General Counsel, ICI (July
              30, 2010) regarding derivatives related disclosure by investment companies.

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   RESPONSE:  The Registrant confirms that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies

d. COMMENT:   The Staff noted that the Registrant states that the Fund may invest in derivative instruments "that are related to floating rate instruments" for purposes of satisfying the 80% requirement.
              The Staff requested that the Registrant revise the disclosure to clarify what it means by "related to floating rate instruments" and explain how such instruments are the economic equivalent of floating rate instruments.

   RESPONSE:  The Registrant notes that it has deleted the disclosure referred to by the Staff.

3. COMMENT:   The Staff noted that the Registrant states that "under normal circumstances, the Fund's average portfolio duration will be less than two years." The Staff also noted that the Registrant states that "the Fund does not have a targeted maturity range for its portfolio." The Staff suggested that the Registrant consider adding disclosure to further clarify what is meant by "duration" and "maturity."

   RESPONSE:  The Registrant has added disclosure regarding what is meant by
              "maturity" to address the Staff's comment. The Registrant notes that disclosure regarding what is meant by "duration" is already included in the prospectus and respectfully submits that further disclosure is not required.

B. PURCHASE AND SALE OF FUND SHARES

1. COMMENT:   The Staff noted that the Registrant states that a shareholder may purchase, exchange or sell shares by contacting the Fund's transfer agent at a post office box address. The Staff requested that the Registrant add disclosure in the Statutory Prospectus to highlight the potential delay in the processing of purchase, exchange and redemption orders that are mailed to a post office address.

   RESPONSE:  The Registrant has added disclosure to address the Staff's comment.

C. MANAGEMENT AGREEMENT

1. COMMENT:   The Staff requested that the Registrant confirm that it will file an updated form of management agreement as an exhibit to the Registration Statement after the management agreement is considered by the Fund's Board of Trustees in connection with the agreement's annual renewal.

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   RESPONSE:  The Registrant confirms that it will file an updated form of management agreement as an exhibit to the Registration Statement after the management agreement is considered by the Fund's Board of Trustees in connection with the agreement's annual renewal.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,


						/s/ Jeremy Kantrowitz
						Jeremy Kantrowitz


cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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